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                             June 30, 2021

       Serena Shie
       Chief Financial Officer
       A SPAC I Acquisition Corp.
       Cheung Kong Center,
       58 Floor, Unit 5801
       2 Queens Road Central
       Central
       Hong Kong

                                                        Re: A SPAC I
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 23,
2021
                                                            CIK No. 0001868775

       Dear Ms. Shie:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Todd
Schiffman at 202-551-3491 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance